NO ACT

PE
12-7-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC


11005790

January 5, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-11

Ian C. Lofwall
Corporate Counsel
Lexmark International, Inc.
740 West New Circle Road
Lexington, KY 40550

Re: Lexmark International, Inc.
Incoming letter dated December 7, 2010

Dear Mr. Lofwall:

This is in response to your letter dated December 7, 2010 concerning the submission to Lexmark by Elio Greco. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Elio Greco

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lexmark International, Inc.
Incoming letter dated December 7, 2010

The submission relates to complaints about violations of the code of business conduct as well as civil and penal Italian rules on the part of some Italian employees.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Lexmark may exclude the submission under rule 14a-8(i)(3), as vague and indefinite. In this regard, we note that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the submission requires. Accordingly, we will not recommend enforcement action to the Commission if Lexmark omits the submission from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lexmark relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Lexmark International, Inc.
740 West New Circle Road
Lexington, KY 40550
USA

December 7, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lexmark International, Inc. - Stockholder Proposal submitted by Elio Greco

Dear Sir or Madam:

This letter is submitted on behalf of Lexmark International, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 4, 2010, the Company received a stockholder proposal (the "Proposal"), submitted by Elio Greco (the "Proponent") for inclusion in the Company's proxy statement (the "2011 Proxy Statement") for its 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting"). A copy of the Proposal sent by the Proponent is attached hereto as **Exhibit A.** For the reasons set forth below, the Company intends to omit the Proposal from its 2011 Proxy Statement and respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action if the Proposal is omitted from the 2011 Proxy Statement.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its 2011 Proxy Statement with the Commission. Pursuant to Staff Legal Bulletin 14D (Nov. 7, 2008), the Company is submitting this letter to the Commission via electronic mail. A copy of this letter and its Exhibits is being mailed to the Proponent to notify the Proponent of the Company's intention to exclude the Proposal from its 2011 Proxy Statement in accordance with Rule 14a-8(j)(1).

Summary

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from the 2011 Proxy Statement pursuant to 14a-8(i)(3) because the Proposal is inherently vague and indefinite and its inclusion in the 2011 Proxy Statement would violate Rule 14a-9. Alternatively, the Proposal may be excluded because it relates to the Proponent's personal grievance against the Company and its subsidiaries in violation of Rule 14a-8(i)(4); or, because the Proposal deals with a matter relating to the Company's ordinary business operations in violation of Rule 14a-8(i)(7).

The Proposal

In what appears to be intended as a stockholder proposal, the Proposal submitted by the Proponent provides as follows:

> As a holder of the Corporate in the years 2006, 2007, 2009 and 2010 I sent to the Italian Country Manager, to the C.E.O and to the Board of Directors of Lexmark International, Inc. formal complaints about violations of the Code of Business Conduct as well of the civil and penal Italian rules on the part of some Italian employees.
>
> At same time, in order to safeguard the image and good name of the Company, I formally requested the opening of an investigation in order to verify my statements.
>
> Only once I received an answer, it was wholly unsatisfactory!
>
> I wish to submit this subject to the next Annual Meeting of Stockholders so it could be more deepened.

Analysis

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that if a proposal or supporting statement is so vague and indefinite that stockholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted, then such proposal may be excluded pursuant to Rule 14a-8(i)(3). *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). The U.S. Court of Appeals for the Eight Circuit has described a vague and indefinite proposal as one that makes "it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961).

The Company does not believe that the Proponent has submitted a recognizable stockholder proposal under Rule 14a-8(i)(3). The Proposal alludes to certain violations of the Company's Code of Business Conduct and Italian law by certain employees of Lexmark International S.r.l. ("Lexmark Italy"), a subsidiary of the Company, but does not clearly specify what those violations are or who committed such violations. The Proponent then indicates his request to "submit this subject to the next Annual Meeting of Stockholders so it could be more deepened." *See* **Exhibit A**. The Company believes that the Proposal is so vague and indefinite that (i) the Company cannot determine what to present in its 2011 Proxy Statement or what to present to stockholders at the 2011 Annual Meeting and (ii) stockholders voting on the Proposal would not be able to determine with reasonable certainty exactly what action or measures they are voting for or against. Furthermore, the Proposal does not include enough clear information for the Company to be able to implement the Proposal without making assumptions regarding the Proponent's intent. The Company is unable to determine what the Proponent is requesting in the Proposal and believes that its stockholders will face a similar dilemma if presented with the Proposal. Accordingly, the Company believes that it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of Rule 14a-9.

The Commission, in numerous no-action letters, has permitted the exclusion of stockholder proposals if the proposals are vague and indefinite that neither the stockholders voting on the proposal nor the Company would be able to determine with reasonable certainty exactly what action or measures would be required by the Company in the event the proposal was adopted. *See Bank of America Corp.* (Feb. 17, 2006) (concurring in excluding a proposal because the proposal was vague and indefinite); *PG&E Corporation* (Mar. 5, 2009)(concurring in excluding a proposal under Rule 14a-8(i)(3) because the proposal was impermissibly vague and could mislead shareholders); *see also Philadelphia Electric Company* (Jul. 30, 1992)(concurring in excluding a proposal because the proposal was so inherently vague and indefinite that any company action could be significantly different from the action envisioned by the shareholders voting on the proposal). The Staff has also permitted companies to exclude impermissibly vague proposals because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America Corp.* (Feb. 25, 2008)(concurring in excluding a proposal under Rule 14a-8(i)(3) because the proposal failed to define key terms, which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(concurring in excluding a proposal that failed to define key terms and the intent of the proposal was vague and indefinite).

If the Proposal were included in the 2011 Proxy Statement, neither the Company nor the Company's stockholders voting on the Proposal would be able to determine with reasonable certainty what action or measures the Company would be required to take if the Proposal was adopted. Any action the Company takes with respect to the Proposal could be significantly different from the action envisioned by stockholders voting on the Proposal. Consequently, the Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2011 Proxy Statement under Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rule 14a-9.

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a company may exclude a stockholder proposal "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (Aug. 16, 1983). As discussed below, the Proposal is an abuse of the stockholder proposal process because it is designed to further the Proponent's personal cause without producing any benefit to other stockholders of the Company. "The cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982).

The Proponent is a former employee of Lexmark Italy. The Proponent was terminated by Lexmark Italy in 2003, and has since engaged in filing a series of lawsuits against Lexmark Italy. The Proponent first filed a writ of summons in the Court of First Instance in Naples in 2006 alleging that he was improperly terminated by Lexmark Italy. The Court of First Instance in Naples rejected the Proponent's request in 2008, and the Proponent appealed the decision to the Court of Appeals in Naples. On April 10, 2009, the Court of Appeals in Naples rejected the appeal and confirmed the decision of the Court of First Instance Court in Naples. The Proponent has appealed the case to the Supreme Court in Rome. The Supreme Court has yet to rule on whether the Proponent's claim is admissible nor has it set a date for a hearing.

The Proponent filed a second writ of summons in the Court of First Instance in Naples in 2006 for damages arising from the employment relationship, alleging unfair treatment and discriminatory behavior of certain management employees of Lexmark Italy. In October 2010, the Court of First Instance in Naples rejected the Proponent's claims as inadmissible.

In addition to his lawsuits against Lexmark Italy, the Proponent has repeatedly contacted both Lexmark Italy and the Company alleging improper conduct in violation of the Company's Code of Business Conduct by certain employees of Lexmark Italy. The Company notes that the purported violations of the Company's Code of Business Conduct by certain employees of Lexmark Italy were thoroughly investigated by the Company and its subsidiaries. The Company determined that the Proponent's claims were without merit and notified the Proponent of that fact on April 22, 2010.

The Staff has consistently permitted companies to exclude proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See The Southern Company* (Jan. 21, 2003)(concurring in excluding a proposal requesting an investigation of management by a former employee who was laid off as part of a workforce reduction, because it was determined that the proposal was another attempt by a disgruntled former employee to redress his personal grievances against the company); International Business Machines Corporation (Dec. 12, 2005)(concurring in the exclusion of a proposal under Rule 14a-8(i)(4) of a former employee, who was unsuccessful in litigating his wrongful termination claim); General Electric Company (Jan. 12, 2007)(concurring in excluding a proposal of a disgruntled former employee).

The Company believes that the Proponent is now turning to the stockholder proposal process in an effort to redress his personal grievances with Lexmark Italy and the Company. Although the Proponent was terminated in 2003 and has been unsuccessful in litigating his wrongful termination claims against Lexmark Italy, he continues to appeal such decisions and make allegations to Lexmark Italy and the Company that certain employees of Lexmark Italy have committed violations of the Company's Code of Business Conduct. As mentioned above, the Company has investigated the Proponent's allegations and determined that such allegations are unfounded. It's the Company's belief that his allegations against certain employees of Lexmark Italy are motivated by his termination that occurred in 2003. The Proposal, which requests that stockholders approve an investigation into these employees' actions, is similarly motivated by the Proponent's personal grievances against Lexmark Italy arising from his termination of employment. Therefore, the Company respectfully requests that the Staff concur in its opinion that the Proposal may be excluded from the 2011 Proxy Statement under Rule 14a-8(i)(4) because the Proposal relates to the Proponent's personal grievance against the Company and its subsidiaries.

III. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it is a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a company may exclude a stockholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The basis for exclusion under Rule 14a-8(i)(7) is to preserve the authority of a company's management and its board of directors to manage the ordinary business operations of the company. In its release adopting amendments to the rules governing stockholder proposals, the Commission indicated that when applying the "ordinary business" exclusion the general underlying policy is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998)(the "1998 Release").

In the 1998 Release, the Commission provided that the "ordinary business" exclusion rests on two "central considerations." The Commission noted that the first consideration relates to the subject matter of the proposal, indicating that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission noted that "the second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal appears to be related to perceived violations of the Company's Code of Business Conduct and Italian law by certain employees of Lexmark Italy. The supervision and discipline of employees is a task that is so fundamental to management's ability to run a company on a day-to-day basis that it should not, as a practical matter, be subject to direct stockholder oversight. To the extent that the Proponent is requesting that the Company's stockholders approve an investigation into the conduct of the Company's employees, the inclusion of such a proposal could severely constrain management's ability to effectively supervise and discipline its employees on a day-to-day basis, if such matters are subject to continued stockholder oversight.

The Staff has consistently determined that stockholder proposals that relate to the promulgation of, or amendment to, a company's code of conduct, are excludable under Rule 14a-8(i)(7) because such proposals relate to matters involving a company's ordinary business operations. *See American Express Company* (Jan. 22, 2009)(concurring in excluding a proposal requesting amendments to the code of conduct to include mandatory penalties for non-compliance). Similarly, the Staff has consistently concurred with companies requesting the exclusion of stockholder proposals that request the board of directors to undertake actions to ensure compliance with its code of conduct or compliance with legal requirements governing ordinary business operations. *See Sprint Nextel Corporation* (Mar. 16, 2010)(concurring in excluding a proposal requesting that the company adopt a code of conduct to deter wrongdoing by its CEO and to ensure compliance with securities laws and SEC rules and regulations); *AES Corporation* (Jan. 9, 2007)(concurring in excluding a proposal requesting that the board of directors create an ethics oversight committee of independent directors to monitor the company's compliance with applicable laws, rules and regulations of the federal, state, local governments, and the AES Code of Business Conduct and Ethics); *Hudson United Bancorp* (Jan. 24, 2003)(concurring in excluding a proposal requesting the board of directors to appoint an independent stockholders committee to investigate possible corporate misconduct); *Crown Central Petroleum* (Feb. 19, 1997)(concurring in excluding a proposal requesting that the board of directors investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws). Finally, the Staff has indicated that stockholders proposals requesting investigations are excludable because they involve a company's ordinary business operations. *See Potomac Electric Power Co.* (Mar. 3, 1992)(the Staff in its response stated that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do appear to involve ordinary business operations").

Consistent with the Staff's precedent, determining compliance with the Company's Code of Business Conduct and investigations to determine potential legal violations are tasks that are fundamental to the Company's management to run the day-to-day ordinary business operations of the Company. Additionally, because investigations typically involve complex circumstances, it would be difficult for the Company's stockholders to make an informed decision regarding any potential investigation. Based on the Staff's precedent, these matters involve the Company's ordinary business operations and should be handled by Company management. Consequently, the Company respectfully requests that the Staff concur in its opinion that the Proposal may be excluded from the 2011 Proxy Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations.

Conclusion

For the foregoing reasons, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2011 Proxy Statement pursuant to Rules 14a-8(i)(3), 14a-8(i)(4) and 14a-8(i)(7).

If you have any questions concerning this letter or require any additional information, please contact the undersigned at (859) 232-3720 or via email at ilofwall@lexmark.com or Robert J. Patton, Vice President, General Counsel and Secretary of the Company at (859) 232-5096 or via email at rpatton@lexmark.com.

Sincerely,



Ian C. Lofwall
Corporate Counsel
Lexmark International, Inc.

Enclosure

cc. Robert J. Patton, Esq.
Elio Greco

EXHIBIT A

Avv. Elio Greco

*** FISMA & OMB Memorandum M-07-16 ***

November 2, 2010

Corporate Secretary
One Lexmark Centre Drive
740 West New Circle Road
Lexington
Kentucky 40550 – U.S.A.

As a holder of the Corporate in the years 2006, 2007, 2009 and 2010 I sent to the Italian Country Manager, to the C.E.O and to the Board of Directors of Lexmark International Inc. formal complaints about violations of the Code of Business Conduct as well of the civil and penal Italian rules on the part of some Italian employees.

At same time, in order to safeguard the image and good name of the Company, I formally requested the opening of an investigation in order to verify my statements.

Only once I received an answer, it was wholly unsatisfactory!

I wish to submit this subject to the next Annual Meeting of Stockholders so it could be more deepened.

On my part, I hereby declare my willingness to provide the utmost collaboration and to make available all the documentation in my possession on these matters.

Yours faithfully,

Elio Greco

